Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo
PRESS RELEASE

DENISON ANNOUNCES APPOINTMENT OF
DAVID BRONKHORST AS VICE PRESIDENT OPERATIONS

Toronto, ON – October 1, 2019. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce the appointment of Mr. David Bronkhorst, as Vice President Operations. Mr. Bronkhorst will be based in the Company’s Saskatoon office and will be tasked with oversight of Denison’s interests in non-operated uranium mining and milling operations as well as the Company’s project development portfolio – which is highlighted by the low-cost In-Situ Recovery (“ISR”) mining operation planned for the high-grade Phoenix deposit at the Company’s 90% owned Wheeler River Uranium Project (“Wheeler River”), located in northern Saskatchewan, Canada.

Mr. Bronkhorst is a seasoned mining executive with over 35 years of experience in base metals, gold, and uranium mining. Most recently he held the position of Vice President, Mining, Projects and Technology at Cameco Corporation (“Cameco”), which involved responsibilities for conventional mining operations in the Athabasca Basin region in northern Saskatchewan and ISR mining operations in the USA. During his 16-year career with Cameco, he also served as the General Manager at the Rabbit Lake Operation and the General Manager of the McArthur River Operation. Mr. Bronkhorst is a past Director of the Saskatchewan Mining Association and is actively engaged with the International Atomic Energy Agency (“IAEA”), having participated in past IAEA missions related to best practices for extraction of underground uranium deposits, and as Lead Presenter & Subject Matter Expert for the upcoming 2019 IAEA mission for the inter-regional workshop “Case Study of Conventional Uranium Production – from Exploration to Closure”.

David Cates, President and CEO of Denison, commented “We are pleased to have Dave join the Denison leadership team. There are few people in the uranium mining business with the senior level technical and team leadership expertise that Dave has amassed over his 35-year career. As our Company matures, Dave’s knowledge and practical experience will undoubtedly add great value to our flagship Wheeler River project, as well as our existing mining / milling interests. Dave has a passion for innovation, results, mentoring, and driving change – characteristics that fit well with our Company’s culture and strategy.”

David Bronkhorst, Denison’s Vice President Operations, commented “I have been following the progress of Denison’s Wheeler River project for several years, from my time at Cameco as a joint venture partner. I have always been impressed by the professionalism of Denison and the capabilities of their technical team, despite their relatively small size compared to Cameco. It’s with great excitement that I have accepted the opportunity to now lead Denison’s operations team, as we build on years of innovative thinking at Wheeler River to transform the landscape of uranium mining in the Athabasca Basin – advancing toward a Feasibility Study for the development of the Phoenix deposit as the first ISR uranium mining operation in Canada.”

In addition to providing executive level leadership for the advancement of Wheeler River, Mr. Bronkhorst will be responsible for oversight of Denison’s non-operated mining / development joint venture interests – including Denison’s 22.5% owned McClean Lake uranium processing plant, and the 25.17% owned Midwest uranium project, both of which are operated by Orano Canada Inc.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to the Wheeler River project, Denison’s Athabasca Basin exploration portfolio consists of numerous projects covering approximately 305,000 hectares.

Denison’s interests in the Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.51% interest in the J Zone and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: the anticipated role and objectives to be achieved with the creation of a Vice President Operations position and the appointment of David Bronkhorst; plans and objectives with respect to Wheeler River and the potential for project development, including the completion of a Feasibility Study and the use of ISR mining; and Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 12, 2019 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.